U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                  SEC FILE NO. 0-10909

                  CUSIP NUMBER  71721N108

(Check One):

|_|Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
|X| Form 10-Q and Form 10-QSB |_| Form N-SAR

         For Period Ended: March 31, 2006

          |_| Transition Report on Form 10-K
          |_| Transition Report on Form 20-F
          |_| Transition Report on Form 11-K
          |_| Transition Report on Form 10-Q
          |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________


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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

Full Name of Registrant

Phase III Medical, Inc.

Former Name if Applicable

Address of Principal Executive Office: 330 South Service Road, Suite 120
                                       Melville, New York 11747
(Street and Number)
City, State and Zip Code


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Part II -- Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


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         On January 19, 2006, the Company completed, through its wholly-owned subsidiary, the purchase of substantially all of the assets and assumed certain liabilities of NeoStem, Inc., a California corporation ("NeoStem"), that NeoStem utilized in its adult stem cell collection and storage business (the "Acquisition"). As a result of the Acquisition and the additional documentation associated with the consolidation of a new subsidiary into the Company's financial statements, the Company will be unable to complete the preparation of the necessary financial statements prior to the filing due date for the Form 10-Q without unreasonable effort or expense.

         The Form 10-Q will be filed by the end of the extension period.


Part IV -- Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

  Mark Weinreb, President and CEO              (631) 574-4955
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     (Name and Title)                  (Area Code)  (Telephone Number)


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         (2) Have all other periodic reports required under Sections 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                           |X| Yes          |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                           |X| Yes          |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


Phase III Medical, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2006
By:  /s/ Mark Weinreb
Name:  Mark Weinreb
Title:  President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------------ATTENTION----------------------------------------

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS


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1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter.


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                                   Attachment

On January 19, 2006, the Company completed, through its wholly-owned subsidiary, the purchase of substantially all of the assets and assumed certain liabilities of NeoStem, Inc., a California corporation ("NeoStem"), that NeoStem utilized in its adult stem cell collection and storage business (the "Acquisition"). In connection with the Acquisition as well as the Company's general operations, the quarter ended March 31, 2006 will reflect the assumption of laboratory operations of NeoStem, initiation of marketing activities, product liability insurance premiums, certain investment banking commissions, increases in payroll and related expenses, a severance agreement with a former employee, interest expense and other expenses, increasing the net loss by approximately $890,000.

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